

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2022

Edward E. Jacobs, M.D.
Chief Executive Officer
Bioadaptives, Inc.
2620 Regatta Drive, Suite 102
Las Vegas, NV 89128

> **Re: Bioadaptives, Inc.**
> **Offering Statement on Form 1-A**
> **Filed March 4, 2022**
> **File No. 024-11819**

Dear Dr. Jacobs:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed March 4, 2022

Executive Compensation, page 28

1. Please provide the executive compensation information required by Item 11 of Form 1- A for the year ended December 31, 2021.

General

2. On May 31, 2021, a final court order was entered against Barry K. Epling in the civil action entitled *SEC v. Hemp, Inc.*, et al., No. 2:16-cv-01413 by the United States District Court for the District of Nevada. Pursuant to the court order, Mr. Epling was, among other things, restrained and enjoined from violating Securities Act Sections 5 and 17(a) and Exchange Act Section 10(b) and Rule 10b-5 thereunder. These injunctions resulted in a Regulation A bad actor disqualification for Mr. Epling pursuant to Rule 262(a)(2). Under Rule 262(a), an issuer is likewise disqualified from relying on Regulation A if "any promoter connected with the issuer in any capacity at the time of filing" is a bad actor. Mr.

Epling, a founder of Bioadaptives, Inc. ("Bioadaptives"), would appear to be a promoter of Bioadaptives as that term is defined in Rule 405 of the Securities Act. Please review Rules 262 and 405 and provide a legal analysis as to whether Mr. Epling was a promoter connected with Bioadaptives in any capacity at the time of its Regulation A filing.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Jason Drory at 202-551-8342 or Celeste Murphy at 202-551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Eric Newlan